ISSUER FREE WRITING PROSPECTUS Filed pursuant to Rule 433 Registration Nos. 333-169682, 333-169682-01 November 17, 2010

US$2,000,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Callable Leveraged Steepener Notes due November 24, 2025

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Nomura America Finance, LLC is offering the callable leveraged steepener notes due November 24, 2025 (the “notes”) described below. The notes are part of our underlier spread family of notes and are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

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The notes will initially bear interest at a fixed rate of interest and thereafter will bear interest based on the difference between the high side rates underlier (a long-term rate) and the low side rates underlier (a short-term rate), subject to certain limitations and as specified below. In certain circumstances, your notes may not bear any interest for periods after the first two years.

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We have the right to redeem the notes, in whole or in part, for 100% of the principal amount plus any accrued and unpaid interest on each quarterly interest payment date, upon five business days’ prior notice, beginning on November 24, 2012.

•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:

US$2,000,000 (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date but prior to the original issue date)

Interest Rate:

With respect to the initial interest periods, which are the interest periods from and including the original issue date to but excluding November 24, 2012, 11.00% per annum

With respect to interest periods from and including November 24, 2012 to but excluding the maturity date, a rate per annum equal to the product of (1) the leverage factor of 4.00 times (2) (i) the value of the high side rates underlier on the relevant interest determination date minus the value of the low side rates underlier on the relevant interest determination date minus (ii) the strike of 0.25%; provided, that the per annum interest rate can never be less than the floor of 0.00% per annum or greater than the cap of 11.00% per annum

Rates Underliers:

The “high side rates underlier” is the 10-year USD CMS rate, determined as set forth in the accompanying prospectus under the caption “Description of Debt Securities and Guarantee—Common Interest Rates—USD CMS Rate,” where the designated maturity is 10 years

The “low side rates underlier” is the 2-year USD CMS rate, determined as set forth in the accompanying prospectus under the caption “Description of Debt Securities and Guarantee—Common Interest Rates—USD CMS Rate,” where the designated maturity is 2 years

Strike:	0.25%
Leverage Factor:	4.00

Cap:	11.00% per annum

Floor:	0.00% per annum

Interest Payment Dates:	Quarterly, on February 24, May 24, August 24 and November 24 of each year, commencing February 24, 2011 and ending on the maturity date

Interest Determination Date:	For each interest period beginning on or after November 24, 2012, 2 U.S. Government securities business days prior to the first day of such interest period

Trade Date:	November 17, 2010

Original Issue Date:	November 24, 2010

Stated Maturity Date:

November 24, 2025.    The actual maturity date for your notes may be different if adjusted for business days as described under “General Terms of the Notes—Stated Maturity Date” in the accompanying product prospectus supplement

Early Redemption:	Redeemable at our option on each optional redemption date

Optional Redemption Dates:	Quarterly on February 24, May 24, August 24 and November 24 of each year, commencing on November 24, 2012, and ending on the maturity date

Redemption Notice Period:	Not less than 5 nor more than 45 business days

Day Count Convention:	30/360

Public Offering Price:	100.00%

Minimum Initial Investment Amount:	$10,000

Denominations:	$1,000 and integral multiples thereof

Program:	Senior Global Medium-Term Notes, Series A

Program Ratings(1) :	Standard & Poor’s: BBB+ Moody’s: (P)Baa2 (provisional)

CUSIP No.:	65539AAG5

ISIN No.:	US65539AAG58

Currency:	U.S. dollars

Listing:	The notes will not be listed on any securities exchange

Distribution Agent:	Nomura Securities International, Inc.

Calculation Agent:	Nomura Securities International, Inc.

Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas

Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)

(1)	A “BBB” rating is the fourth-highest category of S&P rating while a “+” or “-” designation shows the relative standing within the major rating categories. A “BBB” rating by S&P generally indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. A “(P)Baa2” provisional rating by Moody’s is in the middle of the fourth-highest category of Moody’s rating. Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. The modifier “1” indicates that the obligation ranks in the higher end of its generic rating category; the modifier “2” indicates a mid-range ranking; and the modifier “3” indicates a ranking in the lower end of that generic rating category. Moody’s often assigns a provisional rating when the assignment of a final rating is subject to the fulfillment of contingencies but it is highly likely that the rating will become definitive after all documents are received or an obligation is issued into the market. Credit ratings are not a recommendation to buy, sell or hold securities and may be subject to downward revision, suspension or withdrawal at any time by the relevant rating agencies. Each rating should be evaluated independently of any other rating. Program ratings are not definitive ratings issued for a specific debt security and indicate only the rating agencies’ view of the obligor’s ability to meet its obligations.

Investing in the notes involves certain risks. You should carefully consider the risk factors beginning on page PS-5 of this free writing prospectus, under “Additional Risk Factors Specific to Your Notes” beginning on page PS-4 of the accompanying product prospectus supplement, under “Risk Factors” in the accompanying prospectus, and incorporated by reference into the accompanying prospectus before you invest in the notes.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, as the original issue date will occur more than three business days from the trade date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission(2)	Proceeds to Issuer
Per Note	100.00%	4.00%	96.00%
Total	$2,000,000	$80,000	$1,920,000

The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above.

Nomura Securities International, Inc. will offer the notes to which this free writing prospectus relates to the public at the public offering price set forth above and to certain dealers at such price less a concession not in excess of 4.00% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. We will disclose our share of the total offering expenses, excluding underwriting discounts and commissions, in a pricing supplement to be filed in connection with the offer of the notes.

We may use this free writing prospectus in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this free writing prospectus in market-making transactions in the notes after their initial sale. Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

Nomura Securities International, Inc. is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Nomura Securities International, Inc. is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Nomura Securities International, Inc. and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. Nomura Securities International, Inc. and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or “SEC,” for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and any other documents relating to the securities that we or Nomura have filed with the SEC for more complete information about us, Nomura and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

Nomura

(2)

            The price at which you purchase the notes includes the agent’s commission, as set forth above, and includes the costs and profits that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. See “Plan of Distribution” in the accompanying prospectus and “Additional Risk Factors Specific to Your Notes—The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk Under the Notes is Likely to Adversely Affect the Value of the Notes Prior to the Maturity Date” below.

ADDITIONAL INFORMATION

We have filed a registration statement (including a prospectus, which we refer to as the “prospectus”) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the securities that we or Nomura have filed with the SEC for more complete information about us, Nomura and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

You may access our documents on the SEC web site at www.sec.gov as follows:

•	Prospectus dated September 30, 2010:

  http://www.sec.gov/Archives/edgar/data/1163653/000119312510220937/df3asr.htm

•	Product Prospectus Supplement dated November 8, 2010:

  http://www.sec.gov/Archives/edgar/data/1163653/000119312510252215/d424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 30, 2010, and under “Additional Risk Factors Specific to Your Notes” in the accompanying product prospectus supplement, dated November 8, 2010. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This free writing prospectus should be read together with the accompanying prospectus, dated September 30, 2010, and the accompanying product prospectus supplement, dated November 8, 2010. The information in the accompanying prospectus and product prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this free writing prospectus. We urge you to read all of the following information about all of the risks associated with the notes, together with the other information in this free writing prospectus and the accompanying prospectus and product prospectus supplement before investing in the notes.

The Interest Rate Payable on the Notes Is Uncertain and Could Be 0.0%

The interest rate on the notes for any interest period (other than the initial interest periods) is based on the spread (as defined below), which may result in an interest rate on your notes as low as 0.0%. No interest will accrue on the notes with respect to any interest period (other than the initial interest periods) for which the high side rates underlier minus the low side rates underlier (the difference of which we call the spread) minus the strike is zero or negative on the relevant interest determination date. If the spread minus the strike is zero or negative on each interest determination date, holders of the notes will receive no interest for the entire term of the notes after the initial interest periods. The interest rate on the notes, while determined based on the difference between the rates underliers, will not necessarily equal either of the rates underliers. Accordingly, even if the 10-year USD CMS rate and the 2-year USD CMS rate increase dramatically, you will receive no interest on your notes for an interest period if, on the relevant interest determination date, the high side rates underlier is less than or equal to the low side rates underlier plus the strike.

Moreover, even if the spread minus the strike times the leverage factor is positive on one or more interest determination dates, the interest payable on the related interest payment dates could be less than what would be payable on conventional, fixed-rate notes of comparable maturity. This could occur if the spread minus the strike times the leverage factor is low or, even if not initially low, if that remainder declines and remains low. If that occurs, the interest payments on the notes and return of only the principal amount at maturity or redemption may not compensate you for the effects of inflation and other factors relating to the value of money over time.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to repay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets will consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are also guaranteed by Nomura. Therefore, as a practical matter, our ability to repay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that they will decline in value in the secondary market, perhaps substantially. If you attempt to sell your notes in the secondary market in such an environment, you may incur a substantial loss.

In addition, notes that are rated below BBB- by Standard & Poor’s or Baa3 by Moody’s are generally considered by the market to be non-investment grade securities and are deemed to be speculative investments. If Nomura’s credit rating is downgraded below these levels, there may be a significant adverse effect on the price for which you may sell your notes in the secondary market.

Because Nomura is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In Japan, Nomura Securities Co., Ltd., as a securities company, is required to maintain an “adjusted capital” ratio at specified levels. In the United States, Nomura Securities International, Inc. is subject to certain minimum net capital requirements and capital adequacy requirements. In the United Kingdom, Nomura International plc is regulated by the U.K. Financial Services Authority and is subject to the capital requirements of that authority. In addition, certain of Nomura’s other subsidiaries are subject to securities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which such subsidiaries operate. As a result, Nomura’s ability to receive funds from those subsidiaries may be limited, and Nomura’s ability to pay on its guarantee of the notes may also be limited.

The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk Under the Notes is Likely to Adversely Affect the Value of the Notes Prior to the Maturity Date

The price at which you purchase the notes includes a selling concession (including a broker’s commission), as well as the costs that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price.

The Notes Are Subject to Early Redemption at Our Option

Prospective purchasers should be aware that we have the right to redeem the notes on any optional redemption date, beginning on the first optional redemption date. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, but they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Interest Rate Payable on Each Interest Payment Date After the Initial Interest Periods is Based on the Spread, and Thus the Level of the Rates Underliers, Only on the Relevant Interest Determination Date

The interest payment amount, if any, you will receive for each interest period (other than the initial interest periods) will be based only on the difference between the levels of the rates underliers on the applicable interest determination dates minus the strike times the leverage factor. Therefore, for example, if the level of the high side rates underlier fell precipitously on an interest determination date, or the level of the low side rates underlier rose precipitously on such interest determination date, the interest payment on the related interest payment date would be significantly less than it would otherwise have been had the interest payment amount been linked to the levels of the rates underliers prior to such fall or rise, as applicable. If the spread minus the strike is zero or negative on an interest determination date, you will not receive any interest for the related interest period, even if the spread minus the strike would have been positive if calculated on another day during such interest period. Although the actual spread between the level of the high side rates underlier and level of the low side rates underlier on the interest payment dates or at other times during the life of the notes may be higher or lower than such spread on the interest determination dates, you will not benefit from such spread at any time other than on the interest determination dates.

Your Notes are Subject to a Cap, and the Interest Rate on the Notes Will be Limited

Your notes are subject to a cap, meaning the interest rate payable on your notes on each interest payment date (after the initial interest periods) will be the lesser of the interest rate and the cap of 11.00% per annum. Therefore, the return you receive during any interest period after the initial interest periods may be less than what you would have received had you invested in a similar security not subject to the Cap. If the spread between the high side rates underlier and the low side rates underlier is greater than 3.00% on a relevant interest determination date, your return will be adversely affected by the Cap.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. We expect that, generally, the behavior of the rates underliers on the interest determination dates will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the rates underliers. The following factors, which are beyond our control, may influence the market value of your notes:

•	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

•	the time to maturity of the notes;

•	volatility of, or the perception of expected volatility of, the rates underliers, and the correlation between those volatilities;

•	the spread;

•	interest and yield rates in the market generally and expectations about future interest and yield rates; and

•	economic, financial, political, regulatory or judicial events that affect the debt markets generally.

These factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus and the accompanying product prospectus supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences,” respectively If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

Your Notes Should Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

We intend to treat the notes as subject to the special rules governing contingent payment debt instruments for United States federal income tax. If you are a U.S. holder, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. If these special rules apply to your notes, you will be required to accrue an amount of interest in certain periods that is less than the stated interest that accrues on your note in such periods. We expect that this will be the case in 2010, 2011 and 2012 for calendar year taxpayers. Conversely, you will be required to accrue an amount of interest in certain periods that exceeds the stated interest that accrues on your note for such periods. We expect that this will be the case in 2013 and subsequent years for calendar year taxpayers. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial interest periods for which the initial interest rate of 11.00% per annum is payable, the notes will pay interest on each interest payment date at a per annum interest rate calculated in accordance as specified under “Interest Rate” above. The following illustrates the process by which the interest rate and interest payment amount will be determined for all interest periods.

For purposes of these examples, we assume that the notes are not being redeemed by us on the applicable optional redemption dates.

Interest Rate Calculation

Step 1: Calculate the preliminary interest rate.

For each interest period, other than the initial interest periods to which the initial interest rate applies, the calculation agent determines a value for the rates underliers by determining, for the relevant interest determination date, the value of the high side rates underlier (the 10-year USD CMS Rate) and the low side rates underlier (the 2-year USD CMS Rate), and subtracting the low side rates underlier from the high side rates underlier, which results in the “spread.” See “Description of Debt Securities and Guarantee—Common Interest Rates—USD CMS Rate” in the accompanying prospectus. The strike specified on the cover (0.25%) is then subtracted from the spread, and that remainder is multiplied by the leverage factor (4.00) specified on the cover. That result is the “preliminary interest rate” for that interest period.

Step 2: Calculate the per annum interest rate for each interest payment date.

For each interest period, other than the initial interest periods to which the initial interest rate applies, the calculation agent determines the per annum interest rate by comparing the preliminary interest rate with the Cap and Floor rates. If the preliminary interest rate is a negative number or is zero, the per annum interest rate for that interest period would be equal to the Floor of 0.00% and you would receive no interest payment on the related interest payment date. See “Additional Risk Factors Applicable to Your Notes—The Interest Rate Payable on the Notes Is Uncertain and Could Be 0.0%.”

If the preliminary interest rate is a positive number but is less than 11.00% per annum, the preliminary interest rate will be the interest rate applicable to your notes for that interest period. If the preliminary interest rate is equal to or exceeds the Cap of 11.00% per annum, the per annum interest rate for your notes for that interest period will equal the Cap rate of 11.00%. See “Additional Risk Factors Applicable to Your Notes—Your Notes are Subject to a Cap, and the Interest Rate on the Notes Will be Limited.”

During the initial interest periods specified on the cover, the per annum interest rate applicable to your notes will equal 11.00% regardless of the level of the rates underliers.

Step 3: Calculate the interest payment amount payable for each interest payment date.

For each interest period, once the calculation agent has determined the applicable interest rate per annum, which will equal 11.00% per annum for the initial interest periods, the calculation agent will calculate the effective interest rate for the relevant interest period by multiplying the annual, or per annum, interest rate determined for that interest period by applying the applicable day count convention (30/360). See “Description of Debt Securities and Guarantee—Common Day Count Conventions” in the accompanying prospectus. The resulting effective interest rate is then multiplied by the relevant principal amount of the notes to determine the actual interest amount payable on the related interest payment date. No adjustments to the amount of interest calculated will be made if an interest payment date is not a business day.

The following table illustrates how the interest payment would be calculated for a given interest period under different hypothetical scenarios, based on the terms set forth on the cover page of this free writing prospectus and assuming that the notes have not been redeemed prior to the hypothetical interest payment date.

The values in the table below are hypothetical, have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of the rates underliers or the amount of interest that will be payable on the notes. Numbers in the table below have been rounded for ease of analysis.

Hypothetical 10-year USD CMS rate	Hypothetical 2-year USD CMS rate	Hypothetical spread minus the strike(1)	Hypothetical interest rate (per annum)(2)	30/360 day count convention fraction	Hypothetical interest payment amount for interest period per $1,000 note(3)
3.52%	3.40%	0.00%	0.00%	90/360	$0
2.95%	3.42%	0.00%	0.00%	90/360	$0
5.06%	5.10%	0.00%	0.00%	90/360	$0
1.14%	0.51%	0.38%	1.52%	90/360	$3.80
2.52%	1.53%	0.74%	2.96%	90/360	$7.40
5.01%	3.25%	1.51%	6.04%	90/360	$15.10
4.65%	1.25%	3.15%	11.00%	90/360	$27.50

(1) The spread is equal to the difference between the 10-year USD CMS rate minus the 2-year USD CMS rate, and the strike is 0.25%.

(2) The interest rate per annum is equal to the product of (1) the leverage factor of 4 times (2) the spread minus the strike of 0.25%, subject to a minimum of 0.00% and a cap of 11.00%.

(3) The interest payment amount per $1,000 principal amount of the notes is calculated as the product of (i) $1,000 times (ii) the applicable interest rate per annum times (iii) (90/360).

We cannot predict the level of the rates underliers on any day or the market value of your notes, nor can we predict the relationship between the spread and the market value of your notes at any time prior to the maturity date. The actual interest payment that a holder of the notes will receive on each interest payment date will depend on the actual 10-year CMS rates and 2-year CMS rates determined by the calculation agent, which is our affiliate. Consequently, the amount of interest, if any, to be paid in respect of your notes on each interest payment date may be different from the information reflected in the table above.

HISTORICAL INFORMATION

Historically, the 10-year USD CMS rate and the 2-year USD CMS rate have experienced significant fluctuations. Any historical upward or downward trend in the 10-year USD CMS rate or the 2-year USD CMS rate during any period shown below is not an indication that such rates are more or less likely to increase or decrease at any time during the term of the notes. Historical 10-year USD CMS rates and 2-year USD CMS rates do not give an indication of future 10-year USD CMS rates and 2-year USD CMS rates. We cannot make any assurance that future 10-year USD CMS rates and 2-year USD CMS rates will result in you receiving any interest payments on the notes after the initial interest periods. Neither we nor any of our affiliates make any representation to you as to the performance of such rates.

The table below shows the high and low levels of the 10-year USD CMS rate and the 2-year USD CMS rate for each of the complete calendar quarters of 2007 through 2010, as well as from the period from October 1, 2010, to November 12, 2010. The graph below shows the historical levels of the spread (the 10-year USD CMS rate minus the 2-year USD CMS rate) from November 12, 2000 to November 12, 2010. We obtained the historical rates below from Bloomberg Financial Services, without independent verification.

Quarterly 10-year USD CMS rate and 2-year USD CMS rate High and Low, 2007-Current

Quarter/Period— Start Date	Quarter/Period— End Date	High Closing Level of the 10- year CMS rate	Low Closing Level of the 10- year CMS rate	High Closing Level of the 2- year CMS rate	Low Closing Level of the 2- year CMS rate
1/1/07	3/31/07	5.300%	5.027%	5.228%	4.922%
4/1/07	6/30/07	5.932%	5.302%	5.553%	4.989%
7/1/07	9/30/07	5.474%	4.959%	4.992%	4.229%
10/1/07	12/31/07	4.997%	4.043%	4.323%	2.675%
1/1/08	3/31/08	4.661%	3.936%	3.299%	2.173%
4/1/08	6/30/08	4.982%	4.359%	4.001%	3.007%
7/1/08	9/30/08	4.792%	4.003%	3.609%	2.598%
10/1/08	12/31/08	4.464%	2.328%	2.761%	1.256%
1/1/09	3/31/09	3.329%	2.739%	1.781%	1.380%
4/1/09	6/30/09	4.336%	3.022%	1.940%	1.180%
7/1/09	9/30/09	4.087%	3.329%	1.754%	1.204%
10/1/09	12/31/09	4.005%	3.293%	1.436%	1.009%
1/1/10	3/31/10	4.019%	3.635%	1.328%	1.025%
4/1/10	6/30/10	3.871%	3.002%	1.289%	0.960%
7/1/10	9/30/10	3.166%	2.482%	0.966%	0.595%
10/1/10	11/12/10	2.928%	2.481%	0.729%	0.474%

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus. The following discussion summarizes for U.S. holders (as defined in the accompanying prospectus) certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the section “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The notes should be characterized and treated as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. A more detailed discussion of those rules is set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the accompanying product prospectus supplement.

One consequence of the application of the contingent payment debt instrument rules to your notes is that you will be required to accrue an amount of interest in certain periods that is less than the stated interest that accrues on your note in such periods. We expect that this will be the case in 2010, 2011 and 2012 for calendar year taxpayers. Conversely, you will be required to accrue an amount of interest in certain periods that exceeds the stated interest that accrues on your note for such periods. We expect that this will be the case in 2013 and subsequent years for calendar year taxpayers.

It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date.

We will determine the comparable yield for the notes and the basis on which it is compounded and will disclose this to you in the pricing supplement we will file with the SEC following the trade date. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, you will generally be required to include an amount of ordinary income (subject to the positive and negative adjustments described in the product prospectus supplement) for each $1,000 investment in the notes that we will determine and disclose to you in the pricing supplement we will file following the trade date. In addition, we will determine and disclose to you the projected payments for the notes in the pricing supplement we will file following the trade date. You are required to use the comparable yield and projected payment schedule set forth in the forthcoming pricing supplement in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your United States federal income tax return the use of a different comparable yield and projected payment schedule.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “agent”), and the agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this free writing prospectus. The agent will offer the notes to which this free writing prospectus relates to the public at the public offering price set forth on the cover page of this free writing prospectus and to certain dealers at such price less a concession not in excess of 4.00% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. We will disclose our share of the total offering expenses, excluding underwriting discounts and commissions, in a pricing supplement to be filed in connection with the offer of the notes.

The agent expects to purchase the notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this free writing prospectus. To the extent the agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. The agent has advised us that, if it is unable to sell all the notes at the public offering price, the agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. The agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified on the cover page of this free writing prospectus. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, as the original issue date will occur more than three business days from the trade date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.